Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF FEBRUARY 10, 2020

DATE, TIME AND PLACE: On February 10, 2020 at 8:00 a.m. at Av. Brigadeiro Faria Lima, 3500, 1º andar, sala 137, in the city and state of São Paulo.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: The totality of the elected members.

RESOLUTION UNANIMOUSLY MADE:

Following examination of the Company's financial statements for the year ended December 31, 2019, the Councilors resolved to draft the following opinion:

> *"After examining the Company's financial statements for the year ended December 31, 2019 and verifying the accuracy of all the elements examined, considering the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of* ***ITAÚ UNIBANCO HOLDING S.A.*** *is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period and meet the conditions necessary for the submission for the examination and approval of the Stockholders."*

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 10, 2020. (undersigned) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle – Councilors.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations